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October 2, 2000

[NAME]
[ADDRESS]
[CITY, STATE & ZIP CODE]

Re:  Conversion of Powerize.com, Inc. Options to Hoover's, Inc. Options

Dear [FIRST NAME]:

         As you know, Hoover's, Inc. ("Hoover's") completed the acquisition of Powerize.com, Inc. ("Powerize") on August 1, 2000. Specifically, Hoover's acquired all of the outstanding common stock of Powerize. In order to provide ongoing incentives to the former employees of Powerize, Hoover's has assumed the Powerize 1998 Stock Incentive Plan (the "Powerize Plan").

         In assuming the Powerize Plan, all options granted under the Powerize Plan outstanding as of the date of closing will be converted into options to acquire common stock of Hoover's. The options will be converted at a rate of
0.273902327 Hoover's shares for each Powerize share; put differently, for each option to acquire 3.6509 Powerize shares, you will receive an option to acquire 1 Hoover's share. The exercise price of your options will be determined by multiplying your current exercise price and rounding up to the nearest penny (this keeps the total amount that you would have to pay on exercising your options constant, subject to rounding error). This conversion factor is based on the same conversion rate used as part of the overall purchase price and the conversion of outstanding Powerize shares into Hoover's shares.

         Based on the above conversion process, your option to acquire _______________ Powerize shares has been converted to an option to acquire
_____________ shares of Hoover's common stock. The exercise price of your shares will be converted from $____________ to $____________. All other terms of your option, including vesting, will continue to be governed by the Powerize Plan. Options that were vested under the Powerize Plan will remain vested, and vesting will continue to the same schedule as established by your initial Powerize option grant.

         We welcome you as a new member of the Hoover's team and appreciate your continuing contribution to the success of our combined enterprise. Please feel free to contact me, or Kris Rao, our General Counsel, at (512) 374-4500 if you have any questions about the conversion of your options.

                                       Yours truly,


                                       Lynn Atchison
                                       Senior Vice President and
                                        Chief Financial Officer